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                               724 SOLUTIONS INC.

                       PROXY FOR HOLDERS OF COMMON SHARES

          SOLICITED BY MANAGEMENT FOR THE ANNUAL AND SPECIAL MEETING OF
                    SHAREHOLDERS TO BE HELD ON MAY 31, 2000

THE UNDERSIGNED HOLDER OF COMMON SHARES OF 724 SOLUTIONS INC. (THE "CORPORATION"), HEREBY APPOINTS CHRISTOPHER ERICKSON, OR FAILING HIM GREGORY WOLFOND, OR INSTEAD OF EITHER OF THEM __________________________________________
AS PROXY FOR THE UNDERSIGNED, WITH POWER OF SUBSTITUTION, TO ATTEND AND ACT FOR AND ON BEHALF OF THE UNDERSIGNED AT THE ANNUAL AND SPECIAL MEETING (THE "MEETING") OF SHAREHOLDERS OF THE CORPORATION TO BE HELD AT 11:00 A.M. (TORONTO
TIME) ON WEDNESDAY, MAY 31, 2000 AT THE NEWS THEATRE, 98 THE ESPLANADE, TORONTO, ONTARIO, AND AT ANY ADJOURNMENTS THEREOF AND TO VOTE, AS DIRECTED BELOW, ALL COMMON SHARES IN THE CAPITAL OF THE CORPORATION ("COMMON SHARES") WHICH THE UNDERSIGNED WOULD BE ENTITLED TO VOTE IF THEN PERSONALLY PRESENT:

       (a) FOR / / or AGAINST / / the special resolution authorizing an amendment to the Articles of the Corporation to change the minimum number of directors from one individual to three individuals, all as described in the Management Information Circular accompanying this form of Proxy under the heading "Amendment to the Articles of the Corporation with Respect to the Minimum Number of Directors".

       (b) FOR / / or AGAINST / / the special resolution fixing the number of directors at 12 and empowering the Board of Directors to determine by resolution the number of directors of the Corporation from time to time within the minimum and maximum limits set out in the Articles of the Corporation, all as described in the Management Information Circular accompanying this form of Proxy under the heading "Determination of Number of Directors".

       (c) FOR / / or AGAINST / / the resolution amending the 2000 Stock Option Plan (the "Plan") whereby the maximum number of Common Shares to be reserved for issuance under the Plan will be increased from 2,000,000 to 3,800,000, all as described in the Management Information Circular accompanying this form of Proxy under the heading "Amendment to the Corporation's 2000 Stock Option Plan".

       (d) FOR / / or WITHHOLD FROM VOTING / / in the election of the nominees listed below as directors of the Corporation for a term of one year. (A SHAREHOLDER MAY WITHHOLD AUTHORITY TO VOTE FOR A PARTICULAR NOMINEE(S) BY LINING THROUGH OR OTHERWISE STRIKING OUT THE NAME(S) OF THE PARTICULAR NOMINEE(S) AND CHECKING THE "FOR" BOX.)

              Gregory Wolfond, Lloyd F. Darlington, Martin A. Stein, James D. Dixon, Harri Vatanen, Alan Young, Christopher Erickson, Andre Boysen and Kerry McLellan; and

              if the shareholders approve the special resolution referred to in paragraph (b) fixing the number of directors at 12, Holger Kluge, Heather Reisman and Barry Reiter.

       (e) FOR / / or WITHHOLD FROM VOTING / / on the resolution to appoint KPMG LLP, Chartered Accountants, as independent auditors for fiscal 2000 and to authorize the Board of Directors to fix the remuneration of the auditors.

       (f) In his or her discretion, with respect to any amendment or variation to the matters hereinbefore specified, or on such further or other business as may properly come before the Meeting or any adjournments thereof.

The proxy named above will vote or withhold from voting the shares in respect of which he or she is appointed on any ballot that may be called for in accordance with the directions of the shareholder appointing him or her. IN THE ABSENCE OF SUCH DIRECTION, SUCH SHARES WILL BE VOTED FOR THE RESOLUTIONS SPECIFIED IN PARAGRAPHS (A), (B), (C), (D) AND (E) ABOVE ON ANY BALLOT THAT MAY BE CALLED FOR.
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The undersigned hereby ratifies and confirms all that the said proxy may do by virtue hereof, granting to the said proxy full power and authority to act for and in the name of the undersigned at the said Meeting or at any adjournments thereof, and hereby revokes any proxy or proxies heretofore given to vote, attend or act with respect to the said shares.

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF THE CORPORATION AND THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED OR WITHHELD FROM BEING VOTED, AS STATED ABOVE, IN ACCORDANCE WITH THE INSTRUCTIONS OF THE UNDERSIGNED ON ANY BALLOT THAT MAY BE CALLED FOR AND, IF THE UNDERSIGNED HAS SPECIFIED A CHOICE WITH RESPECT TO ANY MATTER TO BE ACTED UPON, THE SHARES REPRESENTED BY THIS PROXY SHALL BE VOTED ACCORDINGLY AT THE MEETING AND AT ANY ADJOURNMENTS THEREOF. THE UNDERSIGNED HAS THE RIGHT TO APPOINT A PERSON TO ATTEND, VOTE AND ACT FOR AND ON HIS OR HER BEHALF AT THE MEETING OR ANY ADJOURNMENTS THEREOF OTHER THAN THE PERSONS NAMED ABOVE AND MAY EXERCISE SUCH RIGHT BY INSERTING THE NAME OF HIS OR HER NOMINEE, WHO NEED NOT BE A SHAREHOLDER OF THE CORPORATION, IN THE BLANK SPACE PROVIDED ABOVE FOR THE PURPOSE, OR BY COMPLETING ANOTHER PROPER FORM OF PROXY.

The undersigned hereby acknowledges receipt of the Notice of Meeting dated April 25, 2000 and of the accompanying Management Information Circular.


DATED the            day of                                              , 2000





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Signature  of  Registered   Shareholder  or  Authorized
Signing Officer




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Name of Registered Shareholder (PLEASE PRINT)




Please insert the date that the proxy is signed in the space provided. If the date has not been inserted, this form of proxy is deemed to bear the date on which it is mailed. Please sign exactly as your name appears on your share certificates. If the shareholder is a corporation, this proxy must be executed by an officer or attorney thereof duly authorized.